March 30, 2009

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Virginia Mines Inc.
Form 40-F for Fiscal Year Ended February 29, 2008
Filed May 29, 2008
Form 6-K for the Fiscal Quarter Ended November 30, 2008
Filed January 14, 2009
File No. 0-29880

Ladies and Gentlemen:

This letter from Virginia Mines Inc. (the “Company” or “Virginia”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated February 27, 2009, from Mr. H. Roger Schwall, regarding the above-referenced Annual Report on Form 40-F and Report on Form 6-K. Set forth below are responses to the numbered comments. For your convenience, each response follows the sequentially numbered Comment copied from your letter of February 27, 2009. Unless otherwise noted, dollar amounts included herein are expressed in Canadian dollars. Except as noted, the Company would propose treating all Comments as “future” comments to be reflected in future filings beginning with the Company’s Annual Report on Form 40-F for the fiscal year ended February 28, 2009, which is currently being prepared. The Company has included with its responses drafts of certain revised disclosure for the Staff’s consideration and will ensure that the additional disclosures or other revisions will be made in future filings, as applicable.

Form 40-F for the Year Ended February 29, 2008
Controls and Procedures, page 4
Comment (1):

We note your statement that “In view of the deficiency in the Company’s internal control over financial reporting, as discussed below, that resulted in a material audit adjustment in the Company’s financial statements for the year ended February 29, 2008, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms (emphasis added).”

Please refer to the definition of “disclosure controls and procedures” in Exchange Act Rule 13a-15(e). Please revise your disclosure to address not only the issues addressed in the italicized language above, but also the issue of whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Response (1):

In response to the above Comment, the Company proposes that, in future filings, the Company will revise its discussion of controls and procedures to address the issues noted in the italicized language in the above Comment and also will include disclosure to address specifically the issue of whether the Company’s officers concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Exhibit 2, Audited Financial Statements
Statements of Earnings, page 2
Comment (2):

We note the line item “Option payments received as financial instruments in excess of cost of mining property” in the amount of $4,338,141. Describe for us the terms and conditions of the transaction underlying this item. Additionally, tell us how you determined the amount and timing of the item. Provide reference to the authoritative literature that supports your accounting under both Canadian and US GAAP.

Response (2):

The terms and conditions of the two transactions comprising this line item reflect instanceswhen another company takes an option in a mining property of Virginia and has an option payment to make. If the option payment is greater than the property’s value, the Company creates this caption for the excess amount received. The amount is accounted as of the date of signature by both companies of the contract.

There are two transactions reflected in this line item. The first transaction is the option payment of La Grande Est Property on October 31, 2006. The option payment was $15,000 in cash and the mining property value was $5,424. The difference of $9,576 was recorded as “Option payments received as financial instruments in excess of cost of mining property”.

The second transaction comprises the option payments received for the Sagar property. The first part of the payment was two million shares and two million warrants issued by Uranium Star Corp. (“Uranium Star”) (formerly Yukon Resources Corp.) to the Company in April 2006, as partial consideration for acquisition from Virginia of a 75% participating interest in the Sagar property. The two million shares were valued for accounting treatment purposes at fair market value of $1.26 per share under Canadian GAAP, chapter 1581.25 and FAS 115.12 under US GAAP. The two million warrants were valued for accounting treatment purposes by using the Black-Scholes model of valuation.

In the second quarter, a write-down of $1,595,496 was taken to reduce the shares and warrants to their fair value as at August 31, 2006, under Canadian GAAP, chapter 3051.18 and FAS 115.16 under US GAAP. We note to the Staff that, in February 2007, Virginia combined the captions of the option payments and the write-down of the shares. In the future, Virginia will not combine those elements, because of their different nature.

The second part of the payment consisted of the issuance by Uranium Star to Virginia of one million shares and one million warrants in February 2007 to acquire the 25% remaining participation interest in the Sagar property. The one million shares were valued for accounting treatment purposes at $1.4627 per share by using the same method as described above for the two million shares. The one million warrants were valued for accounting treatment purposes by using the Black-Scholes model of valuation.

The table below sets forth details of the components included in the line item amount of $4,338,141:

Date	Project name	Issuer of financial instrument	Nature of the instrument	Financial instrument fair value $	Cost $	Option payments received as financial instruments in excess of cost of mining property $
31-10-2006	La Grande Est	Exploration Matamec	Cash	15,000	5,424	9,576
27-04-2006	Sagar	Uranium Star (formerly Yukon Resources)	2,000,000 shares 2,000,000 warrants	2,520,000 1,292,736	24,209	3,788,527
31-08-2006	Sagar	--	Write-down of shares and warrants	(1,595,496)	--	(1,595,496)
19-02-2007	Sagar	Uranium Star	1,000,000 shares 1,000,000 warrants	1,462,666 672,868	--	2,135,534
Total
						4,338,141

Statements of Cash Flows, page 7
Comment (3):

Reconcile amounts reported as “Change in credit on duties refundable for loss and refundable tax credit related to exploration costs applied against mining properties” reported here to amounts reported under Note 5 – Amounts Receivable.

Response (3):

The difference between the amounts, as reported, is the result of the difference between the amounts receivable and the tax credits receivable for the fiscal year ended February 28, 2007 and February 29, 2008. The calculation is as follows:

Accounts receivable for the refundable tax credit for resources (2007)	$7,166,994
Accounts receivable on credit on duties refundable for loss (2007)	1,370,068
Accounts receivable for the refundable tax credit for resources (2008)	(3,942,713)
Accounts receivable on credit on duties refundable for loss (2008)	(2,117,942)
Credit on duties refundable for loss and refundable tax credit for resources ended February 29, 2008	4,496,821
Total	$6,973,228

Note 16 – United States generally accepted accounting principles (US GAAP)
(a) Mining Properties, page 41
Comment (4):

We note the disclosure indicating that acquisition costs of mining properties are expensed in the year incurred. Please clarify why you have not capitalized such costs as tangible assets. Refer to EITF 04-02.

Response (4):

The company has not capitalized acquisition costs of mining properties under US GAAP in the basis that Virginia is an exploration stage company that has not yet determined whether any of these acquired mineral properties contains ore reserves that are economically recoverable.

In the Company’s balance sheet as at February 29, 2008, which was prepared in accordance with Canadian GAAP, the mining properties include two types of capitalized expenditures:

Mining property
Claims paid to the Quebec government:	$2,485,241	(a)
Mining property acquired from other Mining Companies:	3,332,000	(b)
Total mining property	5,817,241
Exploration costs	9,079,476	(c)
Total mining properties as at February 29, 2008	$14,896,717

(a) These expenditures were incurred to acquire mining rights from the Quebec government. These mining rights provide the Company with access to certain Quebec-owned lands for purposes of exploration. These are two-year leases, which the Company may renew after two years, or abandon. The mining rights are for a defined term and title to the land does not transfer under the arrangement.  Accordingly, the underlying rights are of a temporary nature, and provide the Company with the right to conduct exploration only.

(b) Virginia paid for the acquisition of claims identical to the claims described in (a) above and the results of exploration costs (see (c) below) incurred by the preceding owner of the property. At the acquisition date there is no economic proven recoverable ore reserves related to those properties.

(c) Those expenses are related to exploration work incurred by the Company subsequent to the acquisition of mineral property rights, and therefore should be expensed under US GAAP.

The Company understands that your question relates specifically to the Company's policy of expensing costs incurred as identified in items (a) and (b) above, as expenditures incurred under item (c) above must clearly be expensed as incurred under US GAAP.

Based on the nature of the costs incurred and the nature of the rights conveyed, the Company has concluded that these rights do not represent items of property, plant and equipment and are in substance exploration costs and are therefore expensed as incurred as stated in our accounting policy for US GAAP purposes.

Furthermore, had those costs been capitalized and an impairment test been performed by the Company on those costs, given that there are no proven or probable reserves on such properties, under US GAAP the Company would have expensed all the costs of mining properties.

Statements of cash flows – under US GAAP, page 47
Comment (5):

Provide us with a reconciliation of cash flows from operating activities under Canadian GAAP to corresponding amounts under US GAAP. As part of your response, explain how amounts related to property acquisition and exploration activities are reported for purposes of US GAAP.

Response (5):

In response to above Comment, the requested details are provided in the following table for the fiscal years as indicated:

	February 29, 2008	February 28, 2007	February 28, 2006

Cash flows from operating activities from continuing operations under canadian GAAP	$(107,044)	$3,338,372	$(763,483)
Adjustments:
Acquisition of mining properties and
exploration activities	(9,618,429)	(4,291,531)	(5,866,656)
Change in credit on duties refundable for
loss and refundable tax credit related to
exploration costs applied against mining
properties	6,973,228	652,485	--
Option payments received	344,472	90,001	--
Proceeds from disposal of mining properties	--	15,000	--
Cash flows from operating activities under US GAAP	$(2,407,773)	$ (195,673)	$(6,630,139)

Amounts related to property acquisition and exploration activities are treated as investment activities for purposes of Canadian GAAP but are expensed for purposes of US GAAP. This is reflected in the above reconciliation table for cash flows from operating activities, in which the amounts related to property acquisition and exploration activities are subtracted from the amount for cash flows from operating activities as determined under Canadian GAAP as part of the reconciliation to the amount as determined under US GAAP.

Exhibit 3 Management’s Discussion and Analysis
Result of Operations from Continuing Operations, page 14
Comment (6):

You disclose that $975,472 in fringe benefits result from the exercise of all the stock options at the end of the 2006 fiscal year. Please tell us the nature of these costs and how the amount and timing of the charge was determined under both Canadian and US GAAP.

Response (6):

The nature of these fringe benefits is the charges from the Quebec Government due to the exercise of all of the stock options of the Company. In the province of Quebec, where the Company is headquartered, the Company must calculate its contribution to the Provincial health services fund based on the aggregate of the remuneration. The percentage that the

Company must remit to the Government is based on the aggregate remuneration. The charge was determined as of each exercise date of stock options and then the charges were added to determine the total costs. Because of the material nature of this amount, it was deemed sufficiently important to present as a separate line item in the Statements of Earnings. The amount and timing of the charge was determined for US GAAP in the same manner as for Canadian GAAP (ref. EITF 00-16).

Liquidity and Capital Resources from Continuing Operations, page 15
Comment (7):

We note the discussion under this section indicating that “in fiscal year ended February 29, 2008, cash flows from operating activities amounted to $0.1M compared to a use of $3.3M in the fiscal year ended February 28, 2007. In the course of the 2008 fiscal year, items having no effect on working capital amount to $1,241,056. Consequent to these adjustments, cash flows from operating activities increased by $855,302.” We note similar disclosure related to prior years.

It is not clear to us what “items having no effect on working capital” refers to, how the amounts in the disclosure were determined or what the disclosure is intended to convey to investors. In future filings, provide disclosure that clearly explains how any similar measures are calculated, how they relate to amounts disclosed in your statements of cash flows, and how the discussion is intended to be used by investors.

Response (7):

In response to the above Comment, the Company confirms that in future filings it will provide disclosure that will clearly explain the variances in the cash flows from operating activities, how they relate to amounts disclosed in the Company’s statements of cash flows and how the discussion is intended to be used by investors.

Exhibits 5.1 and 5.2
Comment (8):

We note that in each certification, the word “company” is substituted in multiple places for the word “issuer.” In future filings, please revise to match more precisely the wording specified in Form 40-F.

Response (8):

In response to the above comment, the Company confirms that in future filings it will revise the wording in these exhibits to match more precisely the wording specified in Form 40-F, in particular substituting the word “issuer” for the word “company” as appeared in Exhibits 5.1 and 5.2 as previously filed.

Form 6-K for the Fiscal Quarter Ended November 30, 2008
Disclosure Controls and Procedures and Internal Control over Financial Reporting, page 12
Comment (9):

We note your statement that “We are likely to believe that this new procedure will eliminate this material weakness in internal controls over financial reporting [emphasis added].” Please revise to remove the language “are likely to believe” and instead state whether or not you believe that this new procedure will eliminate the material weakness.

Response (9):

In response to the above Comment, the Company proposes that in future filings it will remove the language “are likely to believe” and will instead state whether or not the Company’s Chief Executive Officer and the Chief Financial Officer believe that this new procedure will eliminate the material weakness.

Comment (10):

We note your statement that “As at [date], the President and Chief Executive Officer and the Chief Financial Officer reviewed the effectiveness of the internal control and are satisfied with it [emphasis added].” Please revise to remove the language “are satisfied with it” and instead state whether or not these officers concluded that internal control over financial reporting was effective.

Response (10):

In response to the above Comment, the Company proposes that in future filings it will omit the language “are satisfied with it” and will instead state whether or not the foregoing officers concluded that internal control over financial reporting was effective.

Comment (11):

Comments 9 and 10 above also apply with regard to the Forms 6-K filed on July 15, 2008 and October 14, 2008, respectively (see pages 10 and 11, respectively, of those filings).

Response (11):

In response to the above Comment, please reference the Company’s responses to Comments (9) and (10) above, in which the Company proposes that in future filings it will make the requested changes in accordance with the Comments.

Engineering Comments
Form 40-F for Fiscal Year Ended February 29, 2008
General
Comment (12):

To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Response (12):

The Company notes the above Comment and will make conforming changes as appropriate in the relevant filings.

Exhibit 1.3.1.5 Exploration and Drilling, page 6
Comment (13):

We note in several locations you have described your best sample results, employed numerous sample ranges, referenced grab samples, and parts per billion in your sample results descriptions, despite your assurances in your correspondence of February 20, 2007. When reporting the results of sampling and chemical analyses, you should address each of the following regarding mineralization of existing or potential economic significance on your property.

  Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
  Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.
  Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.
  Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”
  Eliminate statements containing grade and/or sample-width ranges.
  Aggregated sample values from related locations should be aggregated based on weighted average of lengths of the samples.
  Generally, use tables to improve readability of sample and drilling data.
  Soil samples may be disclosed as a weighted average value over an area.
  Refrain from reporting single soil sample values.
  Convert all ppb quantities to ppm quantities for disclosure.
  Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise relevant disclosures throughout your document to comply with this guidance.

Response (13):

Pursuant to the telephone conversation on March 13, 2009, between Mr. Ken Schuler of the Staff and Mr. Paul Archer, Vice President, Exploration and Acquisitions of the Company, in response to the above Comment, the Company is providing discussion of its disclosures and proposes that in future filings, as indicated, the Company will revise relevant disclosures as follows:

Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight . The Company respectfully notes that the use of the term “grab” samples can be significant in describing results obtained in early-stage exploration projects, as in the referenced discussion of the “Spirit” showing discovered at the Company’s Coulon JV property in the summer of 2007. The Company confirms that it restricts, and in future filings will continue to restrict, its use of such terminology to instances where the sample is of a substantial and disclosed weight, and where possible the Company will use the terms “reconnaissance sample” or “character sample” as in the following examples of drafts for future disclosures:

“A till sampling and prospecting program was realized during summer 2008 in the poorly-known areas of the property. This work led to the discovery of a few new gold showings which yielded gold values between 0.58 g/t Au and 3.70 g/t Au from reconnaissance samples.”

“ Furthermore, individual samples collected to characterize these mineralized showings yielded occasional gold values between 12 and 52 g/t Au.”

Eliminate grades disclosed as “up to” or “as high as” or “ranging from” . As discussed by Messrs. Schuler and Archer, the Company proposes that in future filings, the Company will, as much as possible, provide a range of values that provide the reader with a realistic picture of the range from low to high. To the extent that language to the effect of “ranging from” is included, it would be to indicate that the values disclosed are the low and high values and include a range of values in between the two. An example of such proposed disclosure follows:

“This mineralized lens yielded drill results that ranged from 1.09% Zn, 0.58% Cu and 17.50 g/t Ag / 1 m up to 4.11% Zn, 2.32% Cu and 62,08 g/t Ag / 6.15 m.”

Convert all ppb quantities to ppm quantities for disclosure . The Company proposes that in future filings it will report gold results as grams per tonne (g/t) rather than ppb, as the Company believes that the use of the g/t measure would provide the reader with a better basis of comparison with disclosures of other companies.

Exhibit 1.3.3.5 Exploration Work and Drilling, page 11
Comment (14):

We note you have combined the measured and inferred resource estimates of the Poste Lemoyne property, which is not permissible in Canadian filings. We also note you have stated your resources as units of product, such as ounces of gold or pounds of copper, despite your assurances in your correspondence of February 20, 2007. In addition you have failed to indicate the economically based cutoff grade used to delimit your resources, listing the commodity sales price, operating costs and recovery parameters. Please revise your disclosure to address these issues.

Response (14):

In response to the above Comment, the Company proposes that in future filings it will restate the measured and indicated mineral resources of the Poste Lemoyne property separately, and will otherwise comply with the requirements of Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”, with respect to its disclosures concerning resource estimates. As well, the Company proposes that in future filings it will omit references to contained units of product. With respect to disclosure of the economically based cutoff grade, as discussed by Messrs. Schuler and Archer, the Company’s resource disclosure is based a higher cutoff grade than an economically based cutoff grade, reflecting the high values of mineralization found at the property. In view of the high values found, the Company determined that the use of the higher grade was appropriate, being a more conservative approach than the use of the economically based grade for determination of mineralization estimates. An example of proposed disclosure addressing these matters follows:

“Using a minimal width of 3 metres and an upper cutting level of 90 g/t Au, resources of the Orfée Zone are established at 88,588 tonnes grading 9.44 g/t Au in the measured category and 114,895 tonnes grading 18.4 g/t Au in the inferred category [Citation omitted]. There was no additional study done as to the economic viability of these resources.”

Comment (15):

We note you have also not included the map of your material properties, despite your assurances in your correspondence of February 20, 2007. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any documents that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
  A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.
  A north arrow.
  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
  A title of the map or drawing, and the date on which it was drawn.
  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response (15):

In response to the above Comment, the Company proposes that it will include in future filings a small-scale map showing the location and access to all material properties.

Comment (16):

We note your disclosure of a gold equivalent grade in this section. Please disclose the other associated commodities or products, the method you used to calculate this equivalent value and the associated parameters used in the calculation. This may include your assumed metal prices and metallurgical recoveries.

Response (16):

In response to the above comment, the Company notes that gold is the only commodity contained in this property, and the referenced grades refer to gold only. The term “equivalent” as used in this discussion referred to the equivalence of tonnage, grade and contained units measures for the aggregate mineralization, on the one hand, with the separate measures for each of measured and inferred resource calculation estimates. As noted above in its response to Comment (14), in future filings, the Company proposes to provide separate disclosures for resource categories and no longer aggregate the resource data where that is not permitted. Therefore, the Company would no longer use the word “equivalent” for the purpose as described herein because it would no longer need to clarify that the word reflects the separation of the aggregate resource calculation into the calculations for the individual resource categories. Please refer to the example of proposed disclosure as provided in the Company’s response to Comment (14).

In connection with the above responses, the Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter responds to all comments contained in Mr. Schwall’s letter of February 27, 2009. If you have any questions, please do not hesitate to call the undersigned at (418) 694-9832, extension 243.

Very truly yours,

VIRGINIA MINES INC.

By: /s/ Robin Villeneuve
Robin Villeneuve, C.F.O.

cc: Ms. Suying Li
Mr. Ken Schuler
Mr. Norman Gholson